UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.
Media Release

The Board of Directors of Credit Suisse Group AG proposes a share capital increase

Zurich, April 26, 2017 - The Board of Directors of Credit Suisse Group AG will propose to an Extraordinary General Meeting to be held on May 18, 2017, to approve a share capital increase through a rights offering (issuing of new shares to existing shareholders of Credit Suisse Group AG, if permitted under applicable local laws). Under the terms of this rights offering, Credit Suisse Group AG intends to issue 379,981,340 new registered shares with a par value of CHF 0.04 each, which are firmly underwritten by a banking syndicate1.

Subject to approval of the Extraordinary General Meeting, shareholders of Credit Suisse Group AG will be allotted one pre-emptive subscription right for each registered share they hold on May 22, 2017 (after close of trading), including any new shares issued under the scrip dividend alternative proposed by the Board of Directors to the Annual General Meeting of April 28, 2017 for the financial year 2016. 11 pre-emptive subscription rights entitle their holder – subject to certain restrictions under applicable local laws – to purchase 2 new registered shares at the offer price of CHF 10.80 per share.

The pre-emptive subscription rights are expected to be traded on SIX Swiss Exchange from May 23, 2017 to June 2, 2017. The exercise period for the pre-emptive subscription rights is expected to be from May 23, 2017 to June 7, 2017, 12:00 noon (CEST). The listing and the first day of trading of the new registered shares on SIX Swiss Exchange, as well as the delivery of the new registered shares against payment of the offer price, are expected to take place on June 8, 2017

Indicative key dates for share capital increase

May 18, 2017	Extraordinary General Meeting
May 19, 2017	Press release with final number of shares to be issued in the rights offering (after 5:30 p.m. CEST)
May 22, 2017
After close of trading on SIX Swiss Exchange: Cut-off date for determination of existing shareholders for the entitlement of pre-emptive subscription rights. Shareholders who purchase registered shares after the cut-off date will acquire shares without entitlement to pre-emptive subscription

1 A further up to 24,545,454 new registered shares may be issued as a result of the issuance of any new shares from the exercise of rights allotted on shares received as scrip dividend.

Media Release
April 26, 2017 Page 2/4

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

rights
May 22, 2017	Publication of offering and listing prospectus
May 23, 2017 – June 2, 2017	Rights trading period (trading on SIX Swiss Exchange)
May 23, 2017 – June 7, 2017, 12:00 noon (CEST)	Rights exercise period
June 7, 2017	Press release with results of rights offering (after 5:30 p.m. CEST)
June 8, 2017	Settlement of rights offering (delivery of the new registered shares against payment of the offer price)
June 8, 2017	Listing and first trading day on SIX Swiss Exchange of the new registered shares

Revised key dates for scrip dividend

May 8, 2017	Cut-off date to receive the distribution for the financial year 2016
May 9, 2017	Ex-dividend day
May 9, 2017 – May 19, 2017, 12:00 noon (CEST)	Election period
May 15, 2017 – May 19, 2017	Relevant time period for the determination of the reference share price
May 19, 2017	Press release with results of scrip dividend (after 5:30 p.m. CEST)
May 24, 2017	Delivery of new shares / Payment of cash distribution
May 24, 2017	Listing and first trading day on SIX Swiss Exchange of the new registered shares issued under the scrip dividend alternative

Media Release
April 26, 2017 Page 3/4

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

The other terms of the scrip dividend remain unchanged.

Information for investors
Adam Gishen, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
e-mail: investor.relations@credit-suisse.com

Information for media
Christoph Meier, Media Relations, Credit Suisse
Tel: +41 844 33 88 44
e-mail: media.relations@credit-suisse.com

Important note
 This document is intended to inform the holders of shares of Credit Suisse Group AG and the general public about the envisaged capital increase proposed to be resolved by the Extraordinary General Meeting to be held on May 18, 2017. It is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of SIX Swiss Exchange AG or of any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The shares and rights referred to herein have not been and will not be registered under the Securities Act, or the laws of any U.S. state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the shares and rights in the United States of America.

The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) persons who are members of creditors of certain bodies corporate falling within article 43(2) of the Order or (iv) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Media Release
April 26, 2017 Page 4/4

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive 2003/71/EC (as amended, including by Directive 2010/73/EU, and including any applicable implementing measures in any Member State, the “Prospectus Directive”) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive.

Cautionary statement regarding forward-looking information
 This publication contains forward-looking statements that involve inherent risks and uncertainties, and Credit Suisse Group AG might not be able to achieve the predictions, forecasts, projections and other outcomes Credit Suisse Group AG describes or implies in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions Credit Suisse Group AG expresses in these forward-looking statements, including those Credit Suisse Group AG identifies in “Risk Factors” in its Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in “Cautionary statement regarding forward-looking information” and in its first quarter 2017 earnings release filed with the US Securities and Exchange Commission, and in other public filings and press releases. Credit Suisse Group AG does not intend to update these forward-looking statements except as may be required by applicable law.

Stabilization Legend
 Stabilization/ICMA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Joan Belzer
Joan Belzer
Date: April 26, 2017		Managing Director